

Christian Okonsky · 3rd

Managing Partner - SI

Austin, Texas Metropolitan Area · 500+ connections ·

Contact info

 **AYRO Inc**

 **Texas A&M Universit**

Experience



Founder
AYRO Inc
Jan 2017 – Present · 3 yrs 10 mos



Co-Founder
Frog
Nov 2018 – Present · 2 yrs

Company formed to exploit patented high–efficency motor technology

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Chairman
Monday Motorbikes
Dec 2017 – Present · 2 yrs 11 mos



Managing Partner
Sustainability Initiatives
Aug 2016 – Present · 4 yrs 3 mos

Www.si.partners

Founder - President

Okonsky Diversified

Apr 2007 – Jan 2010 · 2 yrs 10 mos

Founder of Okonsky Diversified - company dedica
Consumer Products

Show 2 more experiences ⌄

Education



Texas A&M University

BS, Engineering

1983 – 1987

Bridgewater west

1982

Skills & Endorsements

Start-ups · 30

 Endorsed by **Wade Allen and 1 other who is highly skilled at this**   d

Manufacturing · 23

 Endorsed by **Roy Prosise, who is highly skilled at this**    Endorsed by **4 of Christian's colleagues** Creative

Product Design · 20

 Endorsed by **Philip Leveridge MDesRCA and 2 others who are highly skilled at this**    Endorsed by **3 of Christian's colleagues** Creative

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Recommendations

Received (1)   Given (2)















Received (1) Given (2)

Dave McCartney
Real Estate Agent / Investor
April 14, 2008, Dave worked with Christian but at different companies

Christian has the ab
an engineering con
finding information
Christian's 20 years
network of resourc

Interests

Gore Street Capital
480 followers

Richard Branson
Founder at Virgin Group
17,790,806 followers

Texas A&M University
476,092 followers

See all